Mail Stop 3561

May 3, 2007

Joseph B. Young
President and Chief Executive Officer
Bella Trading Company, Inc.
2119 Arapahoe Street
Golden, CO 80401

> **Re:** **Bella Trading Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2007**
>
> **Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed January 8, 2007**
>
> **Form 10-QSB for the Fiscal Period Ended December 31, 2006**
> **Filed January 19, 2007**
> **File No. 333-121034**

Dear Mr. Young:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you are increasing the number of your authorized shares of common stock from 50,000,000 to 200,000,000 shares. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. We presume that you have an acquisition in mind considering you are also seeking shareholder approval to change your name to "Jayhawk Energy, Inc.," which would lead us to believe that you have a sense as to how you may expand your future operations or what your change in business focus will entail. Please elaborate upon your intentions in greater detail so that shareholders are made aware of your plans.

2. As discussed in the comment above, in light of your apparent plans to conduct an acquisition, to the extent that any of the additional authorized common shares will be used for a specified acquisition, it would appear that disclosure under Items 11, 13 and 14 of Schedule 14A would be applicable. In this regard, please refer to Note A of Schedule 14A. Please revise accordingly or advise. We may have further comment upon review of your response.

3. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares, especially if the amount of authorized shares you seek is well in excess of any planned acquisition. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Please inform shareholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Item 8A. Controls and Procedures, page 9

4. We note your reference to Rule 13a-15(e) under the Exchange Act. Please note that disclosure controls and procedures are defined in Rules 13a-15(e) *and* 15d-15(e) under the Exchange Act. Please confirm that in future filings, you will refer to both Rules 13a-15(e) and 15d-15(e) under the Exchange Act, especially considering you are subject to the reporting obligations of the latter rule.

Form 10-QSB for the Period Ended December 31, 2006

Exhibit 31

5. In future filings, please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-B. For example, please confirm that you will amend your certification to refer to Rule 13a-15(e) instead of Rule 13a-15.

6. We note that you have included sub-paragraph b) of item 4 in your certification, however, it does not appear that you are required to certify as to your design of internal control over financial reporting as you are a non-accelerated filer. See Rules 13a-15(f) and 15d-15(f). Therefore, please consider omitting this paragraph and the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" following your reference to Rule 13a-15(e) and to Rule 15d-15(e) in paragraph 4 of the certification in future filings.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Muellerleile, Esq.
        M2 Law Professional Corporation
        (949) 706-1475